Exhibit 99.5

Consent of Independent Registered Public Accounting Firm

To the Board of Directors

Enlivex Therapeutics Ltd.

Gentlemen:

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-203114 and File No. 333-210459) of Enlivex Therapeutics Ltd. of our report dated July 24, 2018 relating to the financial statements of Enlivex Therapeutics Ltd. which appear in this Form 6-K.

/s/ Yarel + Partners

Yarel + Partners

Certified Public Accountants

Tel Aviv, Israel

March 26, 2019